FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 12, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Invitation
Signature

Telekom Austria Aktiengesellschaft

International Securities Identification Number (ISIN)
AT0000720008

Invitation

We are pleased to invite our shareholders to the

Annual General Meeting

which will take place on Wednesday, June 4, 2003 at 10:00 a.m.
Austria Center Vienna, Saal D, Bruno Kreisky-Platz 1, 1220 Vienna.

Agenda

1.	Presentation of the Financial Statements and the Management Report as well as the Consolidated Financial Statements including the Consolidated Management Report and the Transition Report according to Para 245a Commercial Code for the Fiscal Year 2002 and Presentation of the Report by the Supervisory Board on the Fiscal Year 2002.

2.	Resolution on the Discharge of the Members of the Management Board and of the Members of the Supervisory Board for the Fiscal Year 2002.

3.	Election of the Members of the Supervisory Board.

4.	Resolution on the Compensation for the Members of the Supervisory Board.

5.	Election of the Auditors of the Annual Financial Statements and of the Consolidated Financial Statements for the Fiscal Year 2003.

6.	Resolution on the exclusion of the discount of a mandatory takeover bid according to the Takeover Act by inclusion of a new Para 22 into the Articles of Association.

Para 22 (Takeover Bid) shall read as follows: “The discount of a mandatory takeover bid as stipulated in Para 26 Sec 1 of the Takeover Act shall herewith be excluded (Para 27 Sec 1 No 2 Takeover Act).”

7.	Resolution on the authorization of the Management Board according to Para 159 Sec 3 Stock Corporation Act to increase the share capital of the company by up to EUR 21,810,000.- by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company for a period of five years. The stock option program shall have a duration period of 1 to 7 years. The right to exercise the options shall depend on the profitability of the company as determined on the basis of indicators widely used in the telecom industry. The exercise price shall be calculated considering the stock-exchange quotation and shall amount to a minimum of EUR 9 per share. Resolution on the inclusion of a new Sec 8 to Para 4 of the Articles of Association.

Para 4 Sec 8 of the Articles of Association shall read as follows: “The Management Board is authorized to increase the share capital of the company according to Para 159 Sec 3 Stock Corporation Act upon approval of the Supervisory Board during a period of five years from the registration of the amendment of the Articles of Association with the Commercial Register by up to EUR 21,810,000.- by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company. The authorized conditional capital may be used in several tranches within the maximum amount. The capital increase shall only be effected to the extent that owners of stock options exercise their option rights. The Supervisory Board is authorized to resolve upon the amendments to the Articles of Association required by the use of the authorized conditional capital.”

8.	Resolution on the authorization of the Management Board to acquire up to 50 million own bearer or registered shares, i.e. up to 10% of the share capital of the company at the time of this resolution, according to Para 65 Sec 1 No 8 Stock Corporation Act during a period of 18 months from the day of this resolution at a minimum price of EUR 9 and a maximum price of EUR 15 per share. The Management Board is authorized to

a)	without a further shareholders’ resolution decrease the share capital of the company according to Para 65 Sec 1 No 8 in connection with Para 192 of the Stock Corporation Act by up to EUR 109,050,000.- by withdrawing up to 50 million registered or bearer shares with no par value. The Supervisory Board is authorized to resolve upon the amendments to the Articles of Association required by the withdrawal of shares;
b)	use the purchased shares to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company.

According to Para 16 of the Articles of Association, shareholders are entitled to participate in this Annual General Meeting, after having deposited their shares by May 28, 2003 at the latest, at the company, at the office of an Austrian public notary, or at the head office of a domestic financial institution until the end of the Annual General Meeting. The shares are also properly deposited if, by agreement of one of the depositories, the shares are frozen at another bank until the end of the Annual General Meeting. Holders of provisional certificates are also entitled to participate in the Annual General Meeting if they are registered with the Management Board of the company by May 28, 2003 at the latest.

The depositories are obliged to submit certification about the deposits made to the company by May 30, 2003 at the latest (fax in advance to number: +43 (0) 590599/040603).

The Annual Report of Telekom Austria AG for 2002 including the Consolidated Financial Statements and the Financial Statements comprising the Management Report and the Transition Report according to Para 245a Commercial Code are now available to the public according to Para 83 Sec 3 Stock Exchange Act, at Telekom Austria AG, 1010 Vienna, Schwarzenbergplatz 3; at Bank Austria AG, 1010 Vienna, Am Hof 2 and Vordere Zollamtsstraße 13, 1030 Vienna and at the Raiffeisen Centrobank AG, 1015 Vienna, Tegetthoffstraße 1 and on the Internet under http://www.telekom.at/annual_reports

Vienna, May 2003

The Management Board

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: May 12, 2003